Filed by Plains Exploration & Production Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Pogo Producing Company
Commission File No.: 1-07792

Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002

NEWS RELEASE

Contact:	Scott Winters
Vice President - Investor Relations
713-579-6190 or 800-934-6083

FOR IMMEDIATE RELEASE

PLAINS EXPLORATION & PRODUCTION COMPANY AND POGO PRODUCING

COMPANY ANNOUNCE RESULTS OF ELECTIONS FOR MERGER

CONSIDERATION

Houston, Texas—November 6, 2007 – Plains Exploration & Production Company (NYSE: PXP) (“PXP”) and Pogo Producing Company (NYSE: PPP) (“Pogo”) today announced the preliminary results of elections made by Pogo stockholders as to the form of merger consideration to be received in the pending merger of Pogo and PXP Acquisition LLC, a subsidiary of PXP. Of the 58,880,225 shares of Pogo stock outstanding as of the election deadline of 5:00 p.m., Eastern time, on November 5, 2007:

•	25,757,516 of the shares, or 43.75%, elected to receive cash;
•	25,843,640 of the shares, or 43.89%, elected to receive PXP stock; and
•	7,279,069 of the shares, or 12.36%, did not make a valid election.

The elections with respect to 664,275 of the foregoing cash election shares and 5,120,358 of the foregoing stock election shares were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of the Pogo share certificates representing such shares (or a confirmation evidencing the book-entry transfer of such shares) to the exchange agent by 5:00 p.m., Eastern time, on November 8, 2007. If the exchange agent does not receive the required certificates or confirmation by this guaranteed delivery deadline, with respect to any such election, the Pogo shares subject to such election will be treated as shares that did not make a valid election.

The total amount of cash and shares of Plains common stock that will be paid and issued, respectively, pursuant to the merger is fixed, and Pogo stockholders will be entitled to receive (on an aggregate basis) 0.68201 shares of Plains common stock, par value $0.01 per share, and $24.88 in cash for each share of Pogo common stock. If the necessary stockholder approvals are obtained, payment of actual consideration upon closing of the merger (which depends upon the number of shares of Pogo common stock outstanding immediately prior to the merger) will be announced after the closing.

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PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, developing, exploiting, exploring and producing oil and gas in its core areas of operation: onshore and offshore California, Colorado, and the Gulf Coast region of the United States. PXP is headquartered in Houston, Texas.

Pogo is engaged in oil and gas exploration, development, acquisition and production activities on its properties primarily located in the onshore United States, Vietnam and New Zealand. Pogo is headquartered in Houston, Texas.

ADDITIONAL INFORMATION & FORWARD-LOOKING STATEMENTS

This press release contains forward-looking information regarding PXP that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

•	completion of the proposed merger,
•	effective integration of the two companies,
•	reserve and production estimates,
•	oil and gas prices,
•	the impact of derivative positions,
•	production expense estimates,
•	cash flow estimates,
•	future financial performance,
•	planned capital expenditures, and
•	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2006, for a discussion of these risks.

All forward-looking statements in this report are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this report and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except for any obligation to disclose material information under the Federal securities laws, we do not intend to update these forward-looking statements and information.

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This release includes statements of current expectations regarding Pogo, including statements regarding the expected merger with PXP, that constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits cannot be fully realized. Pogo discusses risks and uncertainties associated with its business in reports it files with the SEC and disclaims any responsibility to update these forward-looking statements.

PXP AND POGO HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, POGO AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN SENT TO SECURITY HOLDERS OF PXP SEEKING THEIR APPROVAL OF THE ISSUANCE OF SHARES OF PXP STOCK TO BE USED AS MERGER CONSIDERATION AND SECURITY HOLDERS OF POGO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND POGO WITH THE SEC AT THE SEC’S WEBSITE AT http://WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (713) 579-6000, E-MAIL: JPANKEY@PXP.COM.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO POGO) MAY ALSO BE OBTAINED FOR FREE FROM POGO BY DIRECTING A REQUEST TO POGO PRODUCING COMPANY, 5 GREENWAY PLAZA, SUITE 2700, HOUSTON, TX 77046, ATTENTION: CLAY JEANSONNE, TELEPHONE: (713) 297-5000, E-MAIL: JEANSONC@POGOPRODUCING.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus on file with the SEC. Information concerning beneficial ownership of PXP stock by its directors and certain executive officers is included in its proxy statement dated March 29, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

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Pogo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Pogo’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus on file with the SEC. Information concerning beneficial ownership of Pogo stock by its directors and certain executive officers is included in its proxy statement dated April 20, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

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